File No 82-1263

Danske Bank A/S –Rule 12g-3-2(b) filings

Danske Bank

This Interim report for the first quarter of 2008 is a translation of the original report in the Danish language (Delårsrapport - 1. kvartal 2008). *In case of discrepancies, the Danish version prevails.*

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	Q1 2008	Q1 2007	Index 08/07	Full year 2007
Net interest income	6,236	5,730	109	24,391
Net fee income	2,213	2,235	99	9,166
Net trading income	1,358	1,834	74	7,378
Other income	1,037	873	119	3,010
Net income from insurance business	-565	311	-	1,118
Total income	10,279	10,983	94	45,063
Operating expenses	6,323	5,867	108	25,070
Profit before credit loss expenses	3,956	5,116	77	19,993
Credit loss expenses	542	-178	-	687
Profit before tax	3,414	5,294	64	19,306
Tax	847	1,472	58	4,436
Net profit for the period	2,567	3,822	67	14,870
Attributable to minority interests	1	1	100	57

BALANCE SHEET, END OF PERIOD (DKr m)				
Loans and advances	1,720,372	1,540,509	112	1,700,999
Repo loans	274,406	294,916	93	287,223
Trading portfolio assets	710,982	475,451	150	652,137
Investment securities	42,685	26,124	163	37,651
Assets under insurance contracts	186,912	195,069	96	190,223
Other assets	508,048	419,078	121	481,297
Total assets	3,443,405	2,951,147	117	3,349,530
Due to credit institutions and central banks	597,007	539,104	111	677,355
Deposits	871,144	680,007	128	798,274
Repo deposits	133,990	102,333	131	125,721
Issued Realkredit Danmark bonds	502,538	483,066	104	518,693
Other issued bonds	436,305	403,757	108	402,391
Trading portfolio liabilities	431,795	271,281	159	331,547
Liabilities under insurance contracts	211,669	215,313	98	213,419
Other liabilities	100,003	100,478	100	118,750
Subordinated debt	57,830	62,120	93	59,025
Shareholders' equity	101,124	93,688	108	104,355
Total liabilities and equity	3,443,405	2,951,147	117	3,349,530

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	3.7	5.6		21.7
Diluted net profit for the period per share, DKr	3.7	5.6		21.6
Net profit for the period as % of average shareholders' equity	9.8	15.9		15.1
Cost/income ratio, %	61.5	53.4		55.6
Solvency ratio, %	13.6	10.1		9.3
Core (tier 1) capital ratio, %	9.5	6.6		6.4
Share price, end of period, DKr	174.3	259.5		199.8
Book value per share, DKr	147.5	136.7		152.7
Full-time-equivalent staff, end of period	23,719	23,650		23,632

Figures include the Sampo Bank group as of February 2007. As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD.

Financial review

- Net profit declined 33% to DKr2,567m from the level in the first quarter of 2007 and was lower than expected
- The substantial turbulence in the global financial markets adversely affected the profit for the first quarter of 2008, particularly at the Group's market-related business areas, Danske Markets, Danske Capital and Danica Pension, which saw a decline in total pre-tax profit of DKr1.6bn
- The Group is lowering its earnings guidance for 2008 and now expects a decline in net profit of 6-13% relative to 2007, against the previously estimated increase of 0-7%. The outlook for 2008 is subject to greater uncertainty than usual, owing to uncertainty about the duration and extent of the financial turbulence
- The Group's main source of income – its banking activities – showed robust earnings
- Expenses rose 8%, slightly less than expected
- Credit loss expenses amounted to DKr542m, against a net positive entry of DKr178m in the first quarter of 2007. At the end of March 2008, credit quality was still good
- The Group's exposure to international investment companies in the form of backup liquidity facilities was reduced further during the first quarter of 2008
- Liquidity is strong and was further strengthened in the quarter, partly through the issuance of covered bonds
- At Easter 2008, Sampo Bank in Finland migrated to the Danske Bank Group's shared IT platform. After a number of initial difficulties, the stabilisation of the IT systems is now in progress. This will create the foundation for the realisation of planned synergies

The first quarter of 2008 saw turbulence in the capital markets, falling equity prices, a considerable widening of credit spreads and lower economic growth generally. The international liquidity markets were under strain at times, and this caused higher funding costs. Because of its AA rating, however, the Group had unrestricted access to liquidity, albeit at wider credit spreads. The Danish mortgage finance market was generally well-functioning.

Trends in the financial markets led to a loss at Danica Pension and losses on the securities holdings of Danske Markets, but the Group's banking activities saw growth in business volume and stable earnings, and the customer-driven trading activities of Danske Markets recorded a very positive trend.

Liquidity is strong and improved relative to the position at the end of 2007 through the issuance of covered bonds as a supplement to the Group's other types of funding.

The Group has a solid capital base with a core (tier 1) capital ratio of 9.5% and a solvency ratio of 13.6%, which considerably exceeds the minimum statutory capital requirements.

Income

Income fell to DKr10,279m, down 6% from the figure in the first quarter of 2007. The consolidation of the Sampo Bank group for one month more than in the first quarter of 2007 added 4 percentage points to the income.

Most of the Group's income base consists of its retail banking activities, which generate robust earnings. Income from the Group's non-Danish banking activities grew 19%, and these units now account for 37% of total earnings from banking activities. The non-Danish operations of Danske Markets and Danske Capital also generated significant income, augmenting the Group's international diversification.

Net interest income saw a positive trend in the first quarter of 2008, owing to good growth in deposits and lending and to higher interest rates, which more than compensated for the pressure on margins. The turbulence in the financial markets led to rising funding costs throughout the period, and the Group therefore raised the lending rates of its Danish units and several other units.

During the quarter, net fee income from investment activities was affected by the significant slowdown in the securities markets in particular in Denmark and Northern Ireland. Overall, net fee income was unchanged.

The significant volatility in the capital markets led to high customer activity, particularly businesses' hedging of interest rate and foreign exchange risks, which led to a rise in income from trading activities of DKr621m. The considerable widening of spreads and the fall in equity prices led to a decline in the value of securities holdings, however. Overall, net trading income declined 26% relative to the first quarter of 2007.

Other income climbed DKr164m to DKr1,037m, due mainly to proceeds from the sale of real property.

INCOME STATEMENT (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	6,236	5,730	109	6,236	6,320	6,267	6,074	5,730	24,391
Net fee income	2,213	2,235	99	2,213	2,330	2,265	2,336	2,235	9,166
Net trading income	1,358	1,834	74	1,358	1,522	1,855	2,167	1,834	7,378
Other income	1,037	873	119	1,037	872	586	679	873	3,010
Net income from insurance business	-565	311	-	-565	180	269	358	311	1,118
Total income	10,279	10,983	94	10,279	11,224	11,242	11,614	10,983	45,063
Operating expenses	6,323	5,867	108	6,323	6,574	5,966	6,663	5,867	25,070
Profit before credit loss expenses	3,956	5,116	77	3,956	4,650	5,276	4,951	5,116	19,993
Credit loss expenses	542	-178	-	542	427	255	183	-178	687
Profit before tax	3,414	5,294	64	3,414	4,223	5,021	4,768	5,294	19,306
Tax	847	1,472	58	847	659	1,344	961	1,472	4,436
Net profit for the period	2,567	3,822	67	2,567	3,564	3,677	3,807	3,822	14,870
Attributable to minority interests	1	1	100	1	-3	34	25	1	57

PROFIT BEFORE CREDIT LOSS EXPENSES (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Danish banking activities	2,512	2,718	92	2,512	2,749	2,821	2,486	2,718	10,774
Non-Danish banking activities	1,523	1,269	120	1,523	1,664	1,726	1,437	1,269	6,096
Total banking activities	4,035	3,987	101	4,035	4,413	4,547	3,923	3,987	16,870
Danske Markets	171	926	18	171	357	759	883	926	2,925
Danske Capital	242	259	93	242	283	259	288	259	1,089
Danica Pension	-565	311	-182	-565	180	269	358	311	1,118
Other Areas	501	44	1,139	501	-42	25	110	44	137
Total integration expenses	428	411	104	428	541	583	611	411	2,146
Profit before credit loss expenses	3,956	5,116	77	3,956	4,650	5,276	4,951	5,116	19,993

Figures include the Sampo Bank group as of February 2007. The figures for all business areas exclude integration expenses.

In the first quarter of 2008, the Group's insurance business generated a loss of DKr565m, against a profit of DKr311m in the same period in 2007. The trend was attributable to capital losses on equities, and the Group therefore had to postpone the booking of its risk allowance. The Group can book the risk allowance at a later date – with no time restrictions – if the trend in the financial markets permits.

Operating expenses

Operating expenses rose 8% to DKr6,323m, which is slightly lower than expected. Four percentage points of the increase derived from the full-quarter consolidation of Sampo Bank. The rest of the increase was owing to general wage and price trends as well as the expansion of activities. The cost/income ratio was 61.5%. Excluding total integration expenses, the cost/income ratio was 57.3%.

Credit loss expenses

Credit loss expenses amounted to DKr542m, against a net positive entry of DKr178m in the first quarter of 2007. The figure includes collective impairment charges of around DKr350m for customer segments which the Group expects to be affected by the economic slowdown, but for which the Group has not yet found evidence of individual impairment.

At the end of March 2008, credit quality was still good. The Group's exposure to international investment companies in the form of backup liquidity facilities was reduced further through the period.

Outlook

Because of the continued turbulence in the financial markets and lower real economic growth, the Group expects net fee income and net income from insurance business for 2008 to be lower than expected at the presentation of the Annual Report 2007. In addition, the Group expects credit loss expenses to approach the average for a business cycle.

Overall, the Group expects a decline in net profit of 6-13% relative to 2007, against the previously estimated increase of 0-7%. The outlook for 2008 is subject to greater uncertainty than usual, owing to uncertainty about the duration and extent of the financial turbulence.

LENDING, END OF PERIOD (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Banking Activities Denmark	1,000,668	929,783	108	1,000,668	985,306	954,820	938,130	929,783	985,306
Other	40,090	42,510	94	40,090	56,729	63,691	47,986	42,510	56,729
Total Denmark	1,040,758	972,293	107	1,040,758	1,042,035	1,018,511	986,116	972,293	1,042,035
Banking Activities Finland	167,778	149,097	113	167,778	164,179	159,738	154,574	149,097	164,179
Banking Activities Sweden	167,561	138,199	121	167,561	161,562	154,603	146,832	138,199	161,562
Banking Activities Norway	144,327	109,731	132	144,327	136,346	130,960	118,228	109,731	136,346
Banking Activities Northern Ireland	58,137	56,070	104	58,137	58,803	60,845	60,677	56,070	58,803
Banking Activities Ireland	71,836	56,482	127	71,836	69,433	66,732	63,465	56,482	69,433
Banking Activities Baltics	27,833	20,458	136	27,833	26,875	24,848	22,605	20,458	26,875
Other	42,142	38,179	110	42,142	41,766	39,058	38,969	38,179	41,766
Total international	679,614	568,216	120	679,614	658,964	636,784	605,350	568,216	658,964
Total lending	1,720,372	1,540,509	112	1,720,372	1,700,999	1,655,295	1,591,466	1,540,509	1,700,999

DEPOSITS AND ISSUED REALKREDIT DANMARK BONDS, END OF PERIOD (DKr m)									
Banking Activities Denmark	316,702	287,799	110	316,702	299,190	300,031	302,959	287,799	299,190
Other	245,568	113,787	216	245,568	183,241	186,217	157,029	113,787	183,241
Total Denmark	562,270	401,586	140	562,270	482,431	486,248	459,988	401,586	482,431
Banking Activities Finland	93,306	84,624	110	93,306	96,515	93,705	88,956	84,624	96,515
Banking Activities Sweden	57,130	47,345	121	57,130	57,368	53,018	51,178	47,345	57,368
Banking Activities Norway	56,417	48,506	116	56,417	57,624	57,737	57,482	48,506	57,624
Banking Activities Northern Ireland	52,088	56,856	92	52,088	56,303	59,845	60,601	56,856	56,303
Banking Activities Ireland	23,874	20,880	114	23,874	23,982	23,307	22,488	20,880	23,982
Banking Activities Baltics	11,503	8,994	128	11,503	11,557	10,512	9,153	8,994	11,557
Other	14,556	11,216	130	14,556	12,494	12,436	12,510	11,216	12,494
Total international	308,874	278,421	111	308,874	315,843	310,560	302,368	278,421	315,843
Total deposits	871,144	680,007	128	871,144	798,274	796,808	762,356	680,007	798,274
Issued Realkredit Danmark bonds	502,538	483,066	104	502,538	518,693	489,926	485,650	483,066	518,693
Deposits and issued Realkredit Danmark bonds	1,373,682	1,163,073	118	1,373,682	1,316,967	1,286,734	1,248,006	1,163,073	1,316,967

SELECTED RATIOS									
Net profit for the period as % of average shareholders' equity	9.8	15.9		9.8	13.9	14.7	15.8	15.9	15.1
Lending as % of deposits and issued Realkredit Danmark bonds	125.2	132.5		125.2	129.2	128.6	127.5	132.5	129.2

Figures include the Sampo Bank group as of February 2007.

Lending
Excluding reverse transactions, lending rose DKr180bn, or 12%, from the end of March 2007 to DKr1,720bn at the end of March 2008. Loans and advances provided by units outside Denmark accounted for 62% of total growth in loans and advances.

Overall, lending to retail customers rose 9%, while lending to corporate customers was up 15% on the level at the end of March 2007.

Group lending increased 1% over the level at the end of 2007. Excluding Danske Markets, it rose 2% in the first quarter of 2008.

Backup liquidity facilities
As expected, the Group's exposure to backup liquidity facilities provided to international investment companies declined further in the first quarter of 2008. Excluding Polonius, which is consolidated in the Group accounts, the exposure amounted to DKr20bn, against DKr31bn at the end of 2007. The exposure represents less than 1% of the Group's total assets. A total amount of DKr3bn was drawn on the facilities, against DKr8bn at the end of 2007.

The Group booked no impairment charges for the backup liquidity facilities and incurred no losses on the programmes in the first quarter of 2008.

BACKUP LIQUIDITY FACILITIES (DKr bn)	Mar. 31, 2008	Dec. 31, 2007
Total exposure, excl. Polonius	20	31
Total amount drawn	3	8

The Group expects the volume of backup liquidity facilities to decline further through the rest of 2008.

Deposits and issued mortgage bonds
Deposits rose 28% to DKr871bn over the level at the end of March 2007.

Deposits with the Group's banking operations in Denmark rose DKr161bn, or 40%, of which 30 percentage points were attributable to time deposits made by institutional clients of Danske Markets.

Deposits with the Group's non-Danish operations grew DKr30bn, or 11%.

Overall, retail deposits, excluding those with Danske Markets, grew 9%, while corporate deposits rose 17% from the level at March 31, 2007.

Excluding the increase in deposits with Danske Markets, the Group's deposits rose 4% on the end-2007 figure.

After elimination of own holdings, issued mortgage bonds, which fund loans provided by Realkredit Danmark, grew 4% relative to March 31, 2007, and amounted to DKr502bn. The Group also issued covered bonds in the amount of DKr19bn.

Trading portfolio assets
Trading portfolio assets stood at DKr711bn at the end of March 2008, against DKr475bn at the end of March 2007 and DKr652bn at the end of 2007. The rise since the end of 2007 was due primarily to an increase in the positive fair value of derivatives, which is offset by a corresponding increase in the negative fair value of derivatives recognised as trading portfolio liabilities.

The Group's holdings of bonds amounted to DKr447bn. Some 98% of the bonds are recognised at quoted prices, while the rest are recognised at prices calculated with pricing models that rely mainly on observable data.

Most of the bond portfolio is invested in Danish and Swedish mortgage bonds; covered bonds under public supervision mainly in Denmark, Sweden and the UK; and bonds issued by sovereign states or guaranteed by sovereign states or municipalities.

BOND HOLDINGS (%)	Mar. 31, 2008
Quasi-government institutions	3
Bonds guaranteed by central or local governments	14
Danish mortgage bonds	40
Swedish mortgage bonds	5
Covered bonds	28
Short-dated bonds (CPs, etc.) with banks	6
Credit bonds	4
Total holdings	100

Holdings of credit bonds consist of corporate bonds, including bonds issued by banks, and covered bonds that are not under public supervision.

The Group uses Value at Risk (VaR) to manage interest rate, currency and equity risks. VaR is a statistical risk measure of the maximum loss the Group can incur under normal market conditions over a 10-day horizon at a confidence level of 95%.

At the end of March 2008, the Group's VaR, excluding insurance activities at Danica Pension, stood at DKr364m, against DKr652m at the end of 2007. In the first quarter of 2008, VaR averaged DKr405m.

Capital and solvency

Return on equity

The return on equity was 9.8%, against 15.9% in the first quarter of 2007. Earnings for the period per share fell from DKr5.6 to DKr3.7.

Shareholders' equity

Shareholders' equity was DKr101.1bn at the end of March 2008, against DKr104.4bn at the end of 2007. The change reflected primarily the dividend payment in March 2008 and the recognition of the profit for the period.

At March 31, 2008, the share capital totalled DKr6,988,042,760 and shares numbered 698,804,276. The number of shares outstanding at the end of March 2008 was 684,508,678. The average number of shares outstanding in the first quarter was 685,448,755.

Solvency

With effect from 2008, the Group has implemented the new Capital Requirements Directive (CRD). The advanced internal ratings-based method (IRB) is used to calculate risk-weighted assets for the credit risk on around 80% of the loan portfolio. The remainder is treated according to the standardised approach because the portfolio segment is either subject to a permanent exemption or covered by plans for later transition to the IRB approach. Risk Management 2007 describes the transition to the CRD in more detail.

At March 31, 2008, the solvency ratio stood at 13.6%, of which 9.5 percentage points derived from the Group's core (tier 1) capital. At the beginning of the first quarter, the solvency ratio was 12.6%, and the core (tier 1) capital ratio was 8.7%.

The Group's capital base thus considerably exceeds the minimum statutory capital requirements.

The Group's capital targets specify that its core (tier 1) capital and solvency ratios must be at least 7.5% and 11%, respectively.

CAPITAL	Mar. 31, 2008	Jan. 1, 2008	Target
Core (tier 1) capital ratio, %	9.5	8.7	Min. 7.5
Solvency ratio, %	13.6	12.6	Min. 11.0

Note: Based on through-the-cycle parameters.

Liquidity

In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive.

Liquidity calculations must assume, among other factors, that the Group is cut off from the capital markets. On this basis, the Group's calculations show an improvement over the liquidity position at the end of 2007.

12-MONTH LIQUIDITY AT MARCH 31, 2008, AND DECEMBER 31, 2007


(DKr bn)
300
250
200
150
100
50
0
-50
At December 31, 2007
At March 31, 2008
1 w
2 w
3 w
1 mth
2 mth
3 mth
4 mth
5 mth
6 mth
9 mth
12 mth

The main reason for the Group's favourable liquidity position is that DKr640bn of the Group's lending is match-funded through the well-functioning AAA-rated Danish mortgage finance system. Match funding, a requirement under Danish law, means that the Group has no refinancing or interest rate risk on mortgage loans. The Danish mortgage system showed its strength through the first quarter of 2008: The spreads on Danish mortgage bonds, for example, generally widened less than European covered bond spreads.

YIELD SPREADS RELATIVE TO AA SWAP RATE


Basis point
160
140
120
100
80
60
40
20
0
-20
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Danish mortgage bonds
Itraxx Main
Iboxx European Covered Bonds

In addition to the advantages of the Danish mortgage system as a funding source, legislation passed in the fourth quarter of 2007 authorises banks to issue covered bonds to fund home loans. Since December 2007, the Bank has issued covered bonds in the amount of DKr19bn, and there is still a considerable unexploited potential for issuing covered bonds.

Sampo Bank

At Easter 2008, Sampo Bank in Finland migrated to the Danske Bank Group's shared IT platform. The migration involved nearly 1.2 million customers and 121 branches. Later in 2008, the Group expects to change Sampo Bank's legal status from a subsidiary to a branch of Danske Bank A/S.

In the first weeks after the migration, there were a number of unexpected system challenges that resulted in regrettable inconveniences for customers in connection with online banking and card transactions, for example, but IT operations are now stabilising.

After the migration, the Finnish bank's product range now matches that of the rest of the Group, while the bank has maintained the high level of Finnish electronic services. New, streamlined administrative procedures and business processes have also been implemented. The shared and scalable platform is essential for achieving economies of scale and thus further profitable growth.

For customers, the migration means new and improved products at competitive prices as well as a change in the visual identity and branding.

The migration of Sampo Bank in Finland will lay the foundation for realising planned synergies. Of the annual cost and funding synergies of DKr0.6bn, DKr0.1bn was realised in 2007, and the Group expects to realise DKr0.4bn by the end of 2008 and the full amount by the end of 2009.

Generally, the migration gave rise to greater system challenges than expected. The requirements for program complexity and scalability increased the scope of the migration. As a result, the Group expects to have expensed integration expenses for Sampo Bank equal to the total integration budget of DKr1.6bn by the end of this year, including the capitalisation of development costs of DKr0.3bn. Sampo Bank in Finland is now on the Group's shared IT platform. Future development of the platform will enhance and support the IT functionality of Sampo Bank, the smaller Baltic banks and the Group in general. The Baltic banks will migrate to the shared platform over the course of 2009, and the Group expects to be able to keep expenses for this migration within its ordinary IT budget limits.

The growing strain on development resources and the subsequent rise in integration expenses do not, therefore, affect the Group's total cost estimate.

Digital Banking

As described in the Annual Report 2007, the Group has decided to make an extraordinary investment of up to DKr1bn to accelerate product development, improve process efficiency and give customers an even better experience at the Group's units. The overall programme for these initiatives, carried out under the heading "Digital Banking", is now being planned.

The Digital Banking project is one of the main elements behind the Group's ambitious financial targets for the period until 2012 presented in the Annual Report 2007. The Group will maintain the targets regardless of the budget excess for the Sampo Bank migration.

Unit-linked business

To illustrate the value creation of increased sales of unit-linked products, Danica Pension has calculated the value of unit-linked transactions in Denmark according to the Market-Consistent Embedded Value (MCEV) principles. The calculations serve as a supplement to its annual report for 2007. The embedded value calculated shows an additional value of about DKr1.6bn in relation to the carrying amount at the end of 2007 and an increase in value in 2007 of DKr0.4bn.

Senior management changes

Jørgen Nue Møller (63) resigned from the Board of Directors at the Bank's annual general meeting on March 4, 2008. Mats Jansson, President and CEO of SAS AB, was elected to the Board.

Immediately after the annual general meeting, the Board of Directors re-elected Alf Duch-Pedersen, General Manager, as Chairman and Eivind Kolding, Partner of the firm A.P. Møller, as Vice Chairman.

Mats Torstendahl, head of Danske Bank Sweden, resigns from the Bank. New head of Danske Bank Sweden and member of the Executive Committee of the Danske Bank Group is Leif Norburg, previously deputy head of Danske Bank Sweden.

Incentive programmes

The total number of share options for the 2007 accounting year, allotted in the first quarter of 2008, was 1,786,750, including 232,750 allotted to Executive Board members. The exercise price was fixed at DKr197.74. The market value was DKr39.3m, which will be expensed over three years. Moreover, the Bank allotted 972,301 rights to purchase conditional shares, including 28,776 allotted to Executive Board members. The market value was expensed in 2007 as part of the bonus awards for the year. The conditional shares have a strike price of DKr179.76.

Outlook for 2008

The growth of its banking, market and insurance activities in 2007 placed the Group in a strong position for 2008.

The substantial financial turbulence in the capital markets and the lower real economic growth, however, have affected the income basis more than expected at the presentation of the Annual Report 2007.

Market outlook

Danish GDP growth is likely to fall from 1.9% in 2007 to 1.4% in 2008, while economic growth rates in the Group's other markets are still likely to exceed the euro-zone average of 1.4%. The Group expects the weighted GDP growth for its markets to reach 2.0%, against the original estimate of 2.5%.

Interest rates in the Group's principal markets are forecast to continue to fall slightly through 2008.

The turbulence in the capital and liquidity markets is expected to subside gradually in the second half of 2008. Although from an international perspective, the Group has unique access to funding of home mortgages through Realkredit Danmark, current market conditions will lead to increased costs for the Group's other types of funding.

The financial turbulence and the fall in real economic growth make the income estimates more uncertain than usual.

Income

The Group expects overall net interest income, driven by growth in lending, to climb 6-9%. The pressure on deposit margins is likely to intensify compared with 2007, whereas the pressure on lending margins will ease.

Net fee income is expected to grow 0-5%. The Group originally estimated an increase of 8-13%, assuming normalised financial markets in the first half of 2008. This no longer seems a realistic scenario.

The Group expects net trading income to be slightly lower than in 2007, and this income will continue to depend greatly on trends in the financial markets, including the level of securities prices at the end of the year. Danske Markets expects to expand its market position within customer-driven activities.

Other income is expected to increase 10-15%, owing mainly to income from the sale of real property and a higher level of operating lease activities.

Given the current trends in the financial markets, the Group expects to have to postpone the booking of its risk allowance and therefore expects net income from insurance business to be negative. The result will depend especially on the level of securities prices at the end of the year.

Overall, income is expected to be 0-4% higher than in 2007. Still, the current turbulence in the financial markets makes the income estimates more uncertain than they would normally be.

Operating expenses

The Group expects operating expenses to rise by 2-4%. The trend reflects primarily a rise in wages and prices and a planned expansion of Danske Markets and wealth management activities. The Group's Digital Banking initiatives will also affect expenses.

Credit loss expenses

Because of the economic slowdown and the continued turbulence in the financial markets, credit loss expenses are expected to be somewhat higher in 2008 than in 2007. The Group expects impairment charges to approach the average for a business cycle.

Tax

The Group estimates that its effective tax rate will be 25%, against 23% in 2007 when the Group benefited from a lowering of the tax rate in Denmark.

Net profit

Overall, net profit is expected to be 6-13% lower than in 2007.

Sensitivity analysis

As mentioned above, the outlook for the rest of 2008 is subject to greater uncertainty than usual.

At Group level, a halving of average lending growth would reduce net interest income by around DKr725m in 2008, while a rise of 0.25 of a percentage point in short-term interest rates in itself would lift net interest income by around DKr300m.

Booking the full risk allowance for insurance activities of DKr1.1bn for 2008 requires equity price increases for the rest of the year of around 13%.

Business areas

INCOME (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Banking Activities Denmark	4,773	4,847	98	4,773	4,940	4,884	4,788	4,847	19,459
Other banking activities	478	491	97	478	566	402	468	491	1,927
Total Denmark	5,251	5,338	98	5,251	5,506	5,286	5,256	5,338	21,386
Banking Activities Finland	1,236	788	157	1,236	1,187	1,158	1,145	788	4,278
Banking Activities Sweden	688	652	106	688	710	627	668	652	2,657
Banking Activities Norway	674	621	109	674	671	678	644	621	2,614
Banking Activities Northern Ireland	518	601	86	518	589	643	584	601	2,417
Banking Activities Ireland	348	304	114	348	355	341	346	304	1,346
Banking Activities Baltics	220	115	191	220	238	209	188	115	750
Other banking activities	91	93	98	91	94	106	95	93	388
Total international	3,775	3,174	119	3,775	3,844	3,762	3,670	3,174	14,450
Danske Markets	912	1,600	57	912	1,041	1,341	1,573	1,600	5,555
Danske Capital	470	457	103	470	514	485	497	457	1,953
Danica Pension	-565	311	-	-565	180	269	358	311	1,118
Other Areas	436	103	-	436	139	99	260	103	601
Total Group	10,279	10,983	94	10,279	11,224	11,242	11,614	10,983	45,063

Banking Activities Finland and Baltics, Danske Markets and Danske Capital include figures for the Sampo Bank group as of February 2007.

Banking Activities caters to all types of retail and corporate customers. The Group's finance centres serve large corporate and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark, while real-estate agency operations are carried out by "home", Skandia Mäklarna and Fokus Krogsveen Nylander, the Group's real-estate business agencies. On January 1, 2008, the Group merged its Mortgage Finance and Banking Activities Denmark business areas. The presentation of the financial results of the Group's aggregate mortgage finance operations in Denmark thus now corresponds to the presentation of such activities outside Denmark. The change should be seen as a continuation of the strengthening of Realkredit Danmark's local presence in the private market and its partnership with Danske Bank. The Group has transferred employees from Realkredit Danmark to Banking Activities Denmark to ensure that customers get the best advisory services on mortgage finance.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed income products, foreign exchange and equities; advisory services on mergers and acquisitions; and assistance with equity and debt issues on the international financial markets. Proprietary trading encompasses the Bank's short-term risk taking. Group Treasury is responsible for the Group's strategic fixed income, foreign exchange and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region.

Danske Capital develops asset management products and services sold through the Group's banking activities and directly to businesses, institutional clients and external distributors. Danske Capital supports the advisory and asset management activities of the Group's banking activities, and through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is a market leader in the Danish life insurance and pensions markets. Danica Pension targets both personal and corporate customers. Danica Pension markets its products primarily through its own insurance brokers and advisers and through the Bank's branch network.

Other Areas encompasses expenses for the Group's support functions and real property activities. Other Areas also covers eliminations, including the elimination of returns on own shares.

As of January 1, 2008, the capital costs of Other Areas are allocated to the other business areas. Comparative figures for 2007 have been restated.


DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
ZAO DANSKE BANK



BRANCHES	EMPLOYEES	PRE-TAX PROFIT	MARKET SHARE OF LENDING
399	6,440	DKr2,073m	29.9%

Banking Activities Denmark

BANKING ACTIVITIES DENMARK (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	3,521	3,450	102	3,521	3,577	3,567	3,449	3,450	14,043
Net fee income	971	1,128	86	971	1,022	1,026	1,058	1,128	4,234
Net trading income	234	217	108	234	284	236	218	217	955
Other income	47	52	90	47	57	55	63	52	227
Total income	4,773	4,847	98	4,773	4,940	4,884	4,788	4,847	19,459
Integration expenses	25	13	192	25	56	80	55	13	204
Other operating expenses	2,340	2,260	104	2,340	2,357	2,149	2,404	2,260	9,170
Operating expenses	2,365	2,273	104	2,365	2,413	2,229	2,459	2,273	9,374
Profit before credit loss expenses	2,408	2,574	94	2,408	2,527	2,655	2,329	2,574	10,085
Credit loss expenses	335	-319	-	335	8	-38	163	-319	-186
Profit before tax	2,073	2,893	72	2,073	2,519	2,693	2,166	2,893	10,271
Loans and advances, end of period	1,000,668	929,783	108	1,000,668	985,306	954,820	938,130	929,783	985,306
Deposits, end of period	316,702	287,799	110	316,702	299,190	300,031	302,959	287,799	299,190
Issued Realkredit Danmark bonds	611,061	585,083	104	611,061	630,844	591,261	580,310	585,083	630,844
Allocated capital (avg.)	37,552	33,625	112	37,552	35,514	34,653	34,130	33,625	34,486
Profit before credit loss expenses as % p.a. of allocated capital	25.6	30.6		25.6	28.5	30.6	27.3	30.6	29.2
Pre-tax profit as % p.a. of allocated capital (ROE)	22.1	34.4		22.1	28.4	31.1	25.4	34.4	29.8
Cost/income ratio, %	49.5	46.9		49.5	48.8	45.6	51.4	46.9	48.2
Cost/income ratio, excl. integration expenses, %	49.0	46.6		49.0	47.7	44.0	50.2	46.6	47.1

The presentations of Mortgage Finance and Banking Activities Denmark were merged on January 1, 2008. Comparative figures for 2007 have been restated.

- Profit before credit loss expenses down 6%
- Lending growth of 8%
- Profitability remains high

Banking Activities Denmark's first-quarter 2008 figures were affected by financial turbulence and a slowdown in domestic economic growth. As a result, lending growth decreased and competition for customers' deposits intensified. Pressure on lending margins eased, however.

Net interest income rose 2% on the figure for the same period a year earlier. The rise came from growth in both deposits and lending as well as from higher interest rates, which partly compensated for the narrowing interest margins brought about by keen price competition. Relative to the fourth-quarter 2007 figure, net interest income fell 2%, owing to higher funding costs. The increases in lending rates in the first and second quarters of 2008 are expected to curb the effect of higher funding costs.

Net fee income fell 14% below the figure for the first quarter of 2007, owing primarily to the large decline in trading volume in the securities markets and the introduction of competitive no-fee product packages. Sales of *Danske Totalpension* exceeded expectations, however. Relative to the fourth-quarter figure for 2007, net fee income fell 5%, mainly because of a decline in equity and bond trading volumes.

Operating expenses rose 4% after the integration of the Group's mortgage finance results into the accounts of Banking Activities Denmark and the ongoing development of the Group's IT systems for increased digitalisation. The cost/income ratio was 49.5%, against 46.9% last year.

The merger of Danske Bank and BG Bank resulted in realised synergies of DKr43m for the first quarter of 2008. Since the merger, synergies of DKr200m have been realised. The Group maintains its forecast for total merger synergies of DKr300m, with full accounting effect from 2010.

Credit loss expenses stood at DKr335m, against a net positive entry of DKr319m for the same period in 2007. The credit quality of the loan portfolio remained good.

Total lending rose 8% above the figure at March 31, 2007. Retail lending increased 5%. Home finance products continued to account for most of the growth in lending. Corporate lending was up 11%.

Deposits grew 10% over the level at the end of March 2007. Retail deposits were up 8%, while corporate customer deposits rose 12%. The nominal value of mortgage bonds issued to fund loans provided by Realkredit Danmark increased 7%.

Banking Activities Denmark's market share of lending, including mortgage loans, was 29.9% at March 31, 2008, while its share of deposits was 30.4%.

In the first quarter of 2008, Realkredit Danmark's market share of net new lending on the Danish mortgage finance market grew 4.0 percentage points to 29.1%, owing primarily to an increase in new corporate loans. The market share of retail loans remained at a high level of 24.2%.

Economic growth (GDP) in Denmark is still expected to be lower in 2008 than in 2007. The Bank expects the keen competition, primarily for deposits, to continue.


121
EMPLOYEES
2,412
DKr215m
-15.4%

Banking Activities Finland

BANKING ACTIVITIES FINLAND (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	796	508	157	796	765	769	780	508	2,822
Net fee income	362	230	157	362	332	322	326	230	1,210
Net trading income	11	6	183	11	9	12	-1	6	26
Other income	67	44	152	67	81	55	40	44	220
Total income	1,236	788	157	1,236	1,187	1,158	1,145	788	4,278
Amortisation of intangible assets	117	128	91	117	138	179	135	128	580
Integration expenses	172	12	-	172	161	112	84	12	369
Other operating expenses	760	450	169	760	688	602	694	450	2,434
Operating expenses	1,049	590	178	1,049	987	893	913	590	3,383
Profit before credit loss expenses	187	198	94	187	200	265	232	198	895
Credit loss expenses	-28	-14	-	-28	163	104	17	-14	270
Profit before tax	215	212	101	215	37	161	215	212	625
Profit before tax in local currency (€)	29	29	100	29	5	22	28	29	84
Loans and advances, end of period	167,778	149,097	113	167,778	164,179	159,738	154,574	149,097	164,179
Deposits, end of period	93,306	84,624	110	93,306	96,515	93,705	88,956	84,624	96,515
Allocated capital (avg.)	7,765	7,300	106	7,765	7,639	7,257	7,297	7,300	7,374
Profit before credit loss expenses as % p.a. of allocated capital	9.6	16.3		9.6	10.5	14.6	12.7	16.3	13.2
Pre-tax profit as % p.a. of allocated capital (ROE)	11.1	17.4		11.1	1.9	8.9	11.8	17.4	9.2
Cost/income ratio, %	84.9	74.9		84.9	83.2	77.1	79.7	74.9	79.1
Cost/income ratio, excl. total integration expenses, %	61.5	57.1		61.5	58.0	52.0	60.6	57.1	56.9

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before credit loss expenses of DKr187m
- Lending up 13%
- Growth expected to continue

The economic climate in Finland remained favourable in the first quarter of 2008.

Net interest income rose over the level in the first quarter of 2007. In addition to the full-quarter consolidation of Sampo Bank, growth in lending and higher interest rates, which more than compensated for the pressure on lending margins, also contributed to the positive trend.

Operating expenses rose, not only because of the full-quarter consolidation of Sampo Bank in 2008, but also as a result of total integration expenses. As expected, the migration to Danske Bank's IT platform at Easter 2008 resulted in higher integration expenses in the first quarter of the year. Since the acquisition, the Group has achieved total annualised synergies of DKr129m.

Total lending grew 13%. Lending to retail customers rose 17%, and lending to corporate customers was up 8%. This change was brought about by the IT migration. Total deposits rose 10%. Retail deposits were up 13%, while corporate deposits grew 8%. At March 31, 2008, Banking Activities Finland's market share of lending was 15.4%, against 15.7% a year earlier, while its share of deposits was 13.6%, against 13.3%.

The migration brought Sampo Bank onto the Group's shared IT platform. Consequently, Sampo Bank has expanded its range of products, while maintaining the high level of its electronic services. The migration was difficult, however, as a number of system errors adversely affected customer service and led to customer defection. The stabilisation of the IT systems is now in progress.

Assuming that economic conditions remain favourable, the growth of Banking Activities Finland is likely to continue in 2008, albeit at a slightly slower pace than in 2007. Integration expenses are expected to remain high throughout 2008. As announced, Banking Activities Finland expects to realise further synergies of about DKr400m in 2008, with full accounting effect from 2009.


BRANCHES
59
936
PRE TAX PROFIT
DKr237m
MARKET SHARE OF LENDING
5.9%

Banking Activities Sweden

BANKING ACTIVITIES SWEDEN (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	472	459	103	472	489	444	454	459	1,846
Net fee income	180	161	112	180	176	144	175	161	656
Net trading income	26	21	124	26	26	26	24	21	97
Other income	10	11	91	10	19	13	15	11	58
Total income	688	652	106	688	710	627	668	652	2,657
Operating expenses	384	365	105	384	388	340	402	365	1,495
Profit before credit loss expenses	304	287	106	304	322	287	266	287	1,162
Credit loss expenses	67	70	96	67	7	-29	21	70	69
Profit before tax	237	217	109	237	315	316	245	217	1,093
Profit before tax in local currency (SKr)	301	266	113	301	394	393	304	266	1,357
Loans and advances, end of period	167,561	138,199	121	167,561	161,562	154,603	146,832	138,199	161,562
Deposits, end of period	57,130	47,345	121	57,130	57,368	53,018	51,178	47,345	57,368
Allocated capital (avg.)	7,766	6,511	119	7,766	7,396	6,940	6,499	6,511	6,839
Profit before credit loss expenses as % p.a. of allocated capital	15.7	17.6		15.7	17.4	16.5	16.4	17.6	17.0
Pre-tax profit as % p.a. of allocated capital (ROE)	12.2	13.3		12.2	17.0	18.2	15.1	13.3	16.0
Cost/income ratio, %	55.8	56.0		55.8	54.6	54.2	60.2	56.0	56.3

- Profit before credit loss expenses up 6%
- Total income rose 6%
- Lending and deposits both grew 21%
- Cost/income ratio maintained

Banking Activities Sweden continued to record a healthy trend in business volume and expanded its market share in the first quarter of 2008.

Sound lending growth and higher market rates lifted net interest income. Increasing funding costs, due partly to changes in allocation principles, added to the pressure on lending margins.

Net fee income showed an upward trend, rising 12% during the first three months of the year as a result of increased business volume and customer-driven payment and financing activities.

Operating expenses rose 5%, owing to increased expenses for training employees and an expansion of business premises. Despite the slightly more difficult market conditions, the cost/income ratio was unchanged.

Lending continued to grow in the first quarter, increasing 21%. Lending to retail and corporate customers rose 13% and 26%, respectively. Corporate lending growth came primarily from large and medium-sized businesses, while sales of home finance products boosted lending to retail customers.

Deposits also rose 21% on the level in the first quarter of 2007. Corporate deposits were up 15%, and deposits made by retail customers increased 34%. The *Sparkonto XL* deposit account, introduced in May 2007, remained popular with customers. At the end of March 2008, this product accounted for 8% of total deposits.

At March 31, 2008, Banking Activities Sweden's market share of lending was 5.9%, against 5.6% a year earlier, while its share of deposits was 4.7%, against 4.3%.

Assuming that economic growth remains healthy, if slightly lower than in 2007, the positive growth trend is expected to continue in 2008. Customer activity and demand for the bank's products and services are likely to decline in step with the growing turbulence on the financial markets and rising market rates. In addition, economic trends are subject to increased uncertainty.


BRANCHES
55
EMPLOYEES
1,065
PRE-TAX PROFIT
DKr224m
MARKET SHARE OF LENDING
6.0%

Banking Activities Norway

BANKING ACTIVITIES NORWAY (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	468	396	118	468	462	438	402	396	1,698
Net fee income	101	114	89	101	115	122	110	114	461
Net trading income	43	34	126	43	36	40	37	34	147
Other income	62	77	81	62	58	78	95	77	308
Total income	674	621	109	674	671	678	644	621	2,614
Operating expenses	422	407	104	422	390	413	408	407	1,618
Profit before credit loss expenses	252	214	118	252	281	265	236	214	996
Credit loss expenses	28	27	104	28	55	8	-37	27	53
Profit before tax	224	187	120	224	226	257	273	187	943
Profit before tax in local currency (NKr)	241	204	118	241	241	271	295	204	1,011
Loans and advances, end of period	144,327	109,731	132	144,327	136,346	130,960	118,228	109,731	136,346
Deposits, end of period	56,417	48,506	116	56,417	57,624	57,737	57,482	48,506	57,624
Allocated capital (avg.)	6,688	4,846	138	6,688	6,113	5,491	5,119	4,846	5,396
Profit before credit loss expenses as % p.a. of allocated capital	15.1	17.7		15.1	18.4	19.3	18.4	17.7	18.5
Pre-tax profit as % p.a. of allocated capital (ROE)	13.4	15.4		13.4	14.8	18.7	21.3	15.4	17.5
Cost/income ratio, %	62.6	65.5		62.6	58.1	60.9	63.4	65.5	61.9

- Profit before credit loss expenses up 18%
- Total income rose 9%
- Lending growth of 32%
- Improved cost/income ratio

Banking Activities Norway continued its healthy trend in business volume and lifted its market share in the first quarter of 2008.

The positive trend in total income was attributable to the substantial inflow of new customers in recent years. The unit achieved an 18% increase in net interest income through larger deposit margins and increased lending to corporate customers, which more than compensated for changes in allocation principles for funding costs.

Operating expenses rose 4% in the first quarter of 2008 over the level a year earlier. The rise was due mainly to higher activity. The increase in income led to an improvement of the cost/income ratio from 65.5% in the first quarter of 2007 to 62.6%.

Lending rose 32% on the figure for the same period a year ago. Lending to retail customers grew 13%, while lending to corporate customers increased 47%. Deposits rose 16%, with retail deposits up 11% and corporate deposits up 18%.

At March 31, 2008, Banking Activities Norway's market share of lending was 6.0%, against 5.5% a year earlier, while its share of deposits was 4.6%, against 4.9%.

Although the economic climate in Norway is expected to remain favourable in 2008, economic growth is likely to be marginally lower than in 2007. Banking Activities Norway expects the development of its branch network in recent years to provide the basis for a continued increase in business volume.


BRANCHES
94
EMPLOYEES
1,302
PRE-TAX PROFIT
DKr118m

Banking Activities Northern Ireland

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	400	445	90	400	438	474	445	445	1,802
Net fee income	95	128	74	95	120	126	117	128	491
Net trading income	21	24	88	21	27	40	18	24	109
Other income	2	4	50	2	4	3	4	4	15
Total income	518	601	86	518	589	643	584	601	2,417
Amortisation of intangible assets	65	113	58	65	87	104	115	113	419
Integration expenses	13	30	43	13	31	26	191	30	278
Other operating expenses	293	371	79	293	325	342	373	371	1,411
Operating expenses	371	514	72	371	443	472	679	514	2,108
Profit before credit loss expenses	147	87	169	147	146	171	-95	87	309
Credit loss expenses	29	30	97	29	10	2	-11	30	31
Profit before tax	118	57	207	118	136	169	-84	57	278
Profit before tax in local currency (£)	12	5	240	12	11	16	-8	5	24
Loans and advances, end of period	58,137	56,070	104	58,137	58,803	60,845	60,677	56,070	58,803
Deposits, end of period	52,088	56,856	92	52,088	56,303	59,845	60,601	56,856	56,303
Allocated capital (avg.)	2,614	2,330	112	2,614	2,526	2,628	2,432	2,330	2,480
Profit before credit loss expenses as % p.a. of allocated capital	22.5	14.9		22.5	23.1	26.0	-15.6	14.9	12.5
Pre-tax profit as % p.a. of allocated capital (ROE)	18.1	9.8		18.1	21.5	25.7	-13.8	9.8	11.2
Cost/income ratio, %	71.6	85.5		71.6	75.2	73.4	116.3	85.5	87.2
Cost/income ratio, excl. total integration expenses, %	56.6	61.7		56.6	55.2	53.2	63.9	61.7	58.4

- Profit before credit loss expenses up 69%, measured in Danish kroner
- Profit before credit loss expenses up 88%, measured in local currency (pounds sterling)
- Lending growth of 21% in local currency
- Cost/income ratio, excluding total integration expenses, improved to 56.6%

In the first quarter of 2008, the pre-tax profit of Banking Activities Northern Ireland rose 107% from DKr57m in the first quarter of 2007 to DKr118m. In local currency, pre-tax profit rose 140%.

Net interest income also rose in local currency. Lending growth was offset by keen competition for deposits.

In local currency, net fee income was down 17% from the level in the period a year ago, reflecting a lower level of activity in the first three months of 2008.

Operating expenses fell 17% in local currency, primarily as a result of realised cost synergies.

Banking Activities Northern Ireland realised additional synergies of DKr10m in the first quarter of 2008. Since the acquisition, the Group has achieved total synergies of DKr308m, thus exceeding estimates. The scalable platform and infrastructure support future profitable growth.

Lending, measured in local currency, rose 21% above the level at March 31, 2007. Excluding short-term lending to the public sector, the increase was 23%. Deposits totalled DKr52bn in the first quarter of 2008. In local currency, deposits rose 7% on the figure at the end of March 2007. Excluding short-term deposits made by the public sector, the increase was 8%.

In spite of the general economic slowdown, the outlook for profitable growth is maintained as a result of the synergies realised and the prospect of stable lending margins.


Bank
EMPLOYEES
635
DKr49m
4.9%

Banking Activities Ireland

BANKING ACTIVITIES IRELAND (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	287	248	116	287	287	285	265	248	1,085
Net fee income	42	38	111	42	48	41	55	38	182
Net trading income	14	15	93	14	16	13	23	15	67
Other income	5	3	167	5	4	2	3	3	12
Total income	348	304	114	348	355	341	346	304	1,346
Amortisation of intangible assets	17	25	68	17	26	25	26	25	102
Integration expenses	6	30	20	6	32	43	50	30	155
Other operating expenses	242	217	112	242	225	213	218	217	873
Operating expenses	265	272	97	265	283	281	294	272	1,130
Profit before credit loss expenses	83	32	259	83	72	60	52	32	216
Credit loss expenses	34	8	-	34	61	28	20	8	117
Profit before tax	49	24	204	49	11	32	32	24	99
Profit before tax in local currency (€)	6	3	200	6	2	4	4	3	13
Loans and advances, end of period	71,836	56,482	127	71,836	69,433	66,732	63,465	56,482	69,433
Deposits, end of period	23,874	20,880	114	23,874	23,982	23,307	22,488	20,880	23,982
Allocated capital (avg.)	3,035	2,599	117	3,035	3,213	3,214	2,901	2,599	2,984
Profit before credit loss expenses as % p.a. of allocated capital	10.9	4.9		10.9	9.0	7.5	7.2	4.9	7.2
Pre-tax profit as % p.a. of allocated capital (ROE)	6.5	3.7		6.5	1.4	4.0	4.4	3.7	3.3
Cost/income ratio, %	76.1	89.5		76.1	79.7	82.4	85.0	89.5	84.0
Cost/income ratio, excl. total integration expenses, %	69.5	71.4		69.5	63.4	62.5	63.0	71.4	64.9

- Profit before credit loss expenses up DKr51m
- Total income rose 14%
- Lending growth of 27%
- Significantly improved cost/income ratio

The general economic slowdown, particularly evident in the low level of building activity, continued in the first quarter of 2008.

Net interest income rose 16%, mainly because of the persistently strong growth in deposits and lending as well as higher interest rates, which more than compensated for the change in allocation principles for funding costs.

Net fee income increased 11%, owing to higher cross-selling revenue and wealth management income.

Operating expenses fell 3%. Excluding total integration expenses, operating expenses rose 12% as a result of the expansion of the branch network and a higher level of activity. Integration expenses cover amortisation of software expenses capitalised in connection with the migration. The cost/income ratio improved from 89.5% to 76.1%.

Since the acquisition of National Irish Bank, the Group has realised total synergies of DKr79m, thus exceeding estimates. The scalable platform and infrastructure support future profitable growth.

Credit loss expenses reflected higher general provisions. The credit quality of the loan portfolio remained good despite the economic slowdown.

Lending rose 27% on the figure at the end of March 2007. Lending to retail customers was up 26%, owing primarily to mortgage loans secured on properties with an average loan-to-value ratio below 55%. Lending to corporate customers grew 28%. Deposits rose 14%. Retail deposits increased 9%, while corporate deposits grew 24%. At March 31, 2008, Banking Activities Ireland's market share of lending was 4.9%, against 4.4% a year earlier, while its share of deposits was 3.2%, against 3.3%.

The expansion of the branch network continues as planned, with five new branches scheduled to open in the course of 2008 in addition to the five opened in 2007. Five existing branches will be merged with larger neighbouring branches.

In spite of the general economic slowdown, financial results are expected to remain satisfactory.



BRANCHES 44 | EMPLOYEES 1,286 | PRE-TAX PROFIT DKr73m

Banking Activities Baltics

BANKING ACTIVITIES BALTICS (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	162	83	195	162	169	148	137	83	537
Net fee income	36	20	180	36	43	37	32	20	132
Net trading income	18	9	200	18	22	22	13	9	66
Other income	4	3	133	4	4	2	6	3	15
Total income	220	115	191	220	238	209	188	115	750
Integration expenses	3	-	-	3	5	-	-	-	5
Other operating expenses	129	72	179	129	135	103	111	72	421
Operating expenses	132	72	183	132	140	103	111	72	426
Profit before credit loss expenses	88	43	205	88	98	106	77	43	324
Credit loss expenses	15	16	94	15	9	12	17	16	54
Profit before tax	73	27	270	73	89	94	60	27	270
Loans and advances, end of period	27,833	20,458	136	27,833	26,875	24,848	22,605	20,458	26,875
Deposits, end of period	11,503	8,994	128	11,503	11,557	10,512	9,153	8,994	11,557
Allocated capital (avg.)	1,409	1,104	128	1,409	1,330	1,256	1,199	1,104	1,223
Profit before credit loss expenses as % p.a. of allocated capital	25.0	23.4		25.0	29.5	33.8	25.7	23.4	28.9
Pre-tax profit as % p.a. of allocated capital (ROE)	20.7	14.7		20.7	26.8	29.9	20.0	14.7	24.1
Cost/income ratio, %	60.0	62.6		60.0	58.8	49.3	59.0	62.6	56.8
Cost/income ratio, excl. integration expenses, %	58.6	62.6		58.6	56.7	49.3	59.0	62.6	56.1

PROFIT BEFORE TAX (DKr m)									
Estonia	59	24	246	59	73	67	50	24	214
Latvia	-	-2	-	-	1	2	1	-2	2
Lithuania	14	5	280	14	15	25	9	5	54
Total Banking Activities Baltics	73	27	270	73	89	94	60	27	270

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before credit loss expenses up DKr45m
- Lending growth of 36%
- Improved profitability

The Baltic countries continued to enjoy favourable economic growth in the first quarter of the year despite uncertainty about macroeconomic conditions.

The pre-tax profit of Banking Activities Baltics stood at DKr73m in the first quarter of 2008, against DKr27m in the same period a year earlier. The increase in income and expenses reflected the full-quarter consolidation of Sampo Bank in 2008.

Net interest income rose as a result of healthy lending growth and stable lending and deposit margins.

The rise in operating expenses reflected an increase in activity. At the end of 2007, the Group began the gradual migration of Banking Activities Baltics to the shared IT platform. Integration expenses continued to account for a relatively modest proportion of total operating expenses. The cost/income ratio, excluding total integration expenses, improved from 62.6% to 58.6%.

Total lending grew 36%. Lending to retail customers rose 50%, and lending to corporate customers increased 25%. Deposits grew 28%. Retail deposits increased 22%, while corporate deposits rose 30%.

In 2008, economic growth in the Baltic countries is expected to slow down. Macroeconomic trends will affect risk appetite and credit policy. The 2008 results will also include higher integration expenses.


EMPLOYEES
413
PRE TAX PROFIT
DKr88m

Other Banking Activities

OTHER BANKING ACTIVITIES (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	106	125	85	106	110	121	125	125	481
Net fee income	25	29	86	25	24	24	24	29	101
Net trading income	11	8	138	11	18	22	16	8	64
Other income	427	422	101	427	508	341	398	422	1,669
Total income	569	584	97	569	660	508	563	584	2,315
Operating expenses	421	383	110	421	429	339	393	383	1,544
Profit before credit loss expenses	148	201	74	148	231	169	170	201	771
Credit loss expenses	60	-	-	60	105	168	-7	-	266
Profit before tax	88	201	44	88	126	1	177	201	505
Loans and advances, end of period	34,654	33,130	105	34,654	34,398	34,123	33,750	33,130	34,398
Deposits, end of period	4,375	3,513	125	4,375	4,474	4,324	4,304	3,513	4,474
Allocated capital (avg.)	2,379	2,258	105	2,379	2,310	2,255	2,263	2,258	2,272
Profit before credit loss expenses as % p.a. of allocated capital	24.9	35.6		24.9	40.0	30.0	30.0	35.6	33.9
Pre-tax profit as % p.a. of allocated capital (ROE)	14.8	35.6		14.8	21.8	0.2	31.3	35.6	22.2
Cost/income ratio, %	74.0	65.6		74.0	65.0	66.7	69.8	65.6	66.7

PROFIT BEFORE TAX (DKr m)									
Nordania Leasing	46	131	35	46	155	81	105	131	472
Germany	24	57	42	24	-53	-102	61	57	-37
Poland	18	13	138	18	24	22	11	13	70
Total Other Banking Activities	88	201	44	88	126	1	177	201	505

- Profit before tax down 56%

Profit before tax at Nordania fell 65% from the level in the first quarter of 2007. The decline was due mainly to lower earnings on new leases, collective impairment charges and increased expenses.

Profit before tax at Banking Activities Germany fell 58%. The decline was the result of increased funding costs and losses incurred on a few facilities.

Profit before tax at Banking Activities Poland grew 38% on the figure for the first quarter of 2007. The rise was due primarily to an increase in net interest income, owing to high lending growth, which more than compensated for the pressure on margins.

Operating expenses rose 10% over the figure recorded in 2007. The increase was attributable mainly to a higher level of activity.

Other Banking Activities expects a higher level of activity in 2008.


EMPLOYEES
899
TOTAL INCOME
DKr912m
PRE-TAX PROFIT
DKr171m

Danske Markets

DANSKE MARKETS (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Total income	912	1,600	57	912	1,041	1,341	1,573	1,600	5,555
Operating expenses	741	674	110	741	681	585	690	674	2,630
Profit before credit loss expenses	171	926	18	171	360	756	883	926	2,925
Credit loss expenses	-	5	-	-	10	-	-	5	15
Profit before tax	171	921	19	171	350	756	883	921	2,910
Loans and advances, end of period	51,393	34,392	149	51,393	61,127	62,429	39,591	34,392	61,127
Allocated capital (avg.)	2,141	3,562	60	2,141	2,053	379	408	3,562	1,593
Profit before credit loss expenses as % p.a. of allocated capital	31.9	104.0		31.9	70.1	797.9	865.7	104.0	183.6
Pre-tax profit as % p.a. of allocated capital (ROE)	31.9	103.4		31.9	68.2	797.9	865.7	103.4	182.7
Cost/income ratio, %	81.3	42.1		81.3	65.4	43.6	43.9	42.1	47.3

TOTAL INCOME (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Trading activities	1,745	1,124	155	1,745	1,069	952	1,274	1,124	4,419
Proprietary trading	-413	297	-	-413	176	-31	-13	297	429
Group Treasury	-530	62	-	-530	-353	298	182	62	189
Institutional banking	110	117	94	110	149	122	130	117	518
Total Danske Markets	912	1,600	57	912	1,041	1,341	1,573	1,600	5,555

Comparative figures include the Sampo Bank group as of February 2007.

- Pre-tax profit down 81% as a result of market value adjustments of equities and bonds
- Strong growth in customer-driven activities generated very solid trading income
- Fixed income and equity markets are expected to remain very volatile

Pre-tax profit fell 81% from DKr921m in the first quarter of 2007 to DKr171m.

The financial markets remained very volatile in the first quarter of 2008, particularly in March when the liquidity and credit crisis accelerated. This led to a considerable widening of the credit spreads of all covered bonds under supervision and, to a lesser extent, of Danish mortgage bonds. Proprietary trading therefore ended the quarter with a loss, primarily from losses on mortgage bonds.

Similarly, the strong pressure on equity markets continued in the first quarter of 2008. Institutional investors generally reduced exposure to Danish equities and other types of securities, thus contributing to continued uncertainty in the market. The Danish OMX C20 index saw a fall of 7.8% in the quarter, against a rise of 5.7% in the first quarter of 2007.

Driven by good customer activity, income from trading in fixed income and foreign exchange products remained healthy, rising 55% above the level in the first quarter of 2007. The result for this quarter was thus very solid.

Income from Group Treasury was affected by the negative trends in the mortgage and covered bond markets as well as an increase in fees paid for CDS transactions hedging the credit risk on a mortgage loan portfolio and thus reducing allocated capital by lowering risk-weighted assets.

Operating expenses grew 10%, owing primarily to rising IT development costs and higher performance-based compensation to staff involved in trading activities.

The high level of activity at Danske Markets is expected to continue throughout 2008. The current financial crisis will have a significant effect on the result for the coming period.

Danske Capital

DANSKE CAPITAL [DKr m]	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Total income	470	457	103	470	514	485	497	457	1,953
Amortisation of intangible assets	10	6	167	10	8	11	9	6	34
Other operating expenses	228	198	115	228	231	226	209	198	864
Operating expenses	238	204	117	238	239	237	218	204	898
Profit before credit loss expenses	232	253	92	232	275	248	279	253	1,055
Credit loss expenses	2	-	-	2	-1	-	-1	-	-2
Profit before tax	230	253	91	230	276	248	280	253	1,057
Loans and advances, end of period	27,677	23,907	116	27,677	27,197	25,602	24,125	23,907	27,197
Deposits, end of period	11,211	8,307	135	11,211	8,836	8,900	8,888	8,307	8,836
Allocated capital [avg.]	781	687	114	781	794	741	700	687	731
Cost/income ratio, %	50.6	44.6		50.6	46.5	48.9	43.9	44.6	46.0
Cost/income ratio, excl. amortisation of intangible assets, %	48.5	43.3		48.5	44.9	46.6	42.1	43.3	44.2
Assets under management [DKr bn]	581	639	91	581	623	639	640	639	623

Comparative figures include the Sampo Bank group as of February 2007.

- Profit before credit loss expenses down 8%
- Total income up 3%
- Positive trend in business activities likely to slow down due to the financial turbulence

Danske Capital's income rose 3% to DKr470m. Non-Danish units accounted for 64% of total income.

Excluding amortisation of intangible assets, operating expenses grew 15%. This increase was due mainly to the expansion of activities outside Denmark, with 6 percentage points reflecting the full-quarter consolidation of Sampo Bank.

Danske Capital's net sales were adversely affected by the considerable turbulence in the international capital markets, which reduced both the value of assets under management and customers' risk appetite. Net sales totalled DKr0.4bn and included sales to institutional clients of DKr4.8bn and negative sales of DKr4.7bn to retail customers of Danske Capital's Asset Management unit. In addition, net sales of external unit trust funds and structured products totalled DKr0.3bn.

Danske Capital's market share of unit trust business in the Nordic region was 11% at the end of March 2008. Danske Capital was strongest in Denmark (market share of 33%) and in Finland (market share of 19%).

The considerable turbulence in the securities markets had an adverse effect on investment results. The unit trust business saw above-benchmark returns in 43% of the funds marketed in Denmark and internationally. Nordic and European shares delivered good returns. Returns on bond-based products were generally slightly below benchmark.

On March 13, 2008, Danske Bank entered into a conditional agreement to purchase the shares of Danske Invest Administration A/S at a price of DKr73.9m, which equals shareholders' equity in the company at the end of 2007 plus DKr10m for know-how. To this should be added transaction costs. The transaction is subject to approval by the general meetings of the unit trusts covered by the agreement and by the relevant authorities. The Group expects the transaction to be completed in the second quarter of 2008.

In the remainder of 2008, Danske Capital's positive business trend is expected to slow. Both total assets under management and revenue margins have been adversely affected by the downturn in the financial markets in recent quarters. Consequently, Danske Capital's earnings trend is likely to be somewhat weaker than forecast at the beginning of the year.


951
DKr-565m
DKr5,587m

Danica Pension

DANICA PENSION (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Share of technical provisions, etc.	270	264	102	270	257	257	262	264	1,040
Unit-linked business	-6	-15	40	-6	14	12	-5	-15	6
Health and accident business	-28	-27	104	-28	-24	-31	-30	-27	-112
Return on investments	-387	196	-	-387	73	168	273	196	710
Financing result	-144	-107	135	-144	-140	-137	-142	-107	-526
Postponed risk allowance	-270	-	-	-270	-	-	-	-	-
Net income from insurance business	-565	311	-	-565	180	269	358	311	1,118
Premiums, insurance contracts	4,881	4,365	112	4,881	4,912	3,926	3,932	4,365	17,135
Premiums, investment contracts	706	428	165	706	618	347	412	428	1,805
Provisions, insurance contracts	209,816	214,264	98	209,816	212,536	213,769	212,698	214,264	212,536
Provisions, investment contracts	9,680	7,262	133	9,680	9,978	7,879	7,772	7,262	9,978
Customer funds, investment assets:									
Danica Traditionel	177,894	184,695	96	177,894	181,191	182,003	181,774	184,695	181,191
Danica Balance	6,119	3,948	155	6,119	5,717	5,217	4,576	3,948	5,717
Danica Link	23,611	21,888	108	23,611	24,370	24,186	23,454	21,888	24,370
Allocated capital (avg.)	5,142	4,932	104	5,142	4,884	4,845	4,879	4,932	4,885
Net income as % p.a. of allocated cap.	-44.0	25.2		-44.0	14.7	22.2	29.4	25.2	22.9

- Premiums up 17%
- Booking of risk allowance of DKr270m postponed
- Negative return on *Danica Traditionel* investments of 1.3%
- Market-Consistent Embedded Value of unit-linked portfolio just under DKr2bn

Total premiums rose 17% over the level in the first quarter of 2007 to DKr5.6bn. Premiums for market-based products rose 25%.

Net income from insurance business fell from DKr311m in the first quarter of 2007 to a negative DKr565m in 2008. The decline was due mainly to a negative return on investments as a result of falling equity prices. The return on customer funds was also negative, and it was not possible to book the risk allowance in the first quarter. The risk allowance of DKr270m can be booked at a later date – with no time restrictions.

In Sweden, premiums doubled. The launch of the new *Depåförsäkring* product was successful, with premiums of DKr320m in the first quarter. In Norway, premiums were unchanged at DKr139m.

In the first quarter of 2008, Danica was granted concession to sell life insurance policies in the Republic of Ireland. Sales are expected to begin at the end of the second quarter.

The return on customer funds invested in *Danica Traditionel*, which was 0.2% in the first quarter of 2007, was affected by the fall in equity prices and was a negative 1.3% in the first quarter of 2008.

The return on bonds, including financial derivatives, was 1.8%. The fall in interest rates led to a rise in Danica's obligations. Including a change in additional provisions, the return on customer funds in the first quarter of 2008 was a negative 1.6%, against a positive 1.1% in the first quarter of 2007.

The collective bonus potential amounted to DKr9.0bn, down DKr4.5bn since the end of 2007. An additional 30% fall in equity prices would have reduced the collective bonus potential by DKr8.5bn and shareholders' equity by DKr1.0bn at March 31, 2008. A 1.0 percentage point rise in interest rates would have reduced the collective bonus potential by DKr2.8bn and shareholders' equity by DKr0.1bn.

With unchanged interest rates, equity prices would have to rise around 13% above the level at the end of March to enable the Group to book the risk allowance in full for 2008.

To illustrate the value creation of the unit-linked business, Danica Pension has calculated the value of the unit-linked transactions in Denmark according to the Market-Consistent Embedded Value (MCEV) principles. The calculations serve as a supplement to its annual report for 2007. The embedded value calculated shows an additional value of around DKr1.6bn compared with the carrying amount at the end of 2007. The calculations were made in accordance with the principles and guidelines issued by the CFO Forum and are described in detail in the White Paper, April 2008 (www.danskebank.com/ir).


PRE TAX PROFIT
DKr501m

Other Areas

OTHER AREAS (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	-34	-28	121	-34	-33	-34	-31	-28	-126
Net fee income	-4	-6	67	-4	-	2	1	-6	-3
Net trading income	54	-121	-	54	33	93	234	-121	239
Other income	420	258	163	420	139	38	56	258	491
Total income	436	103	-	436	139	99	260	103	601
Integration expenses	-	54	-	-	-	-	-54	54	-
Other operating expenses	-65	59	-	-65	181	74	150	59	464
Operating expenses	-65	113	-	-65	181	74	96	113	464
Profit before credit loss expenses	501	-10	-	501	-42	25	164	-10	137
Credit loss expenses	-	-1	-	-	-	-	1	-1	-
Profit before tax	501	-9	-	501	-42	25	163	-9	137

PROFIT BEFORE TAX (DKr m)									
Real property	365	67	-	365	45	43	68	67	223
Own shares	65	-121	-	65	86	89	224	-121	278
Others, including Group support functions	71	45	158	71	-173	-107	-129	45	-364
Total Other Areas	501	-9	-	501	-42	25	163	-9	137

Comparative figures include the Sampo Bank group as of February 2007.

Other Areas comprises real property, Group support functions and the elimination of returns on own shares and bonds, among other things.

The pre-tax profit of Other Areas amounted to DKr501m in the first quarter of 2008, against a loss of DKr9m in the same period a year ago. This development was owing primarily to proceeds of DKr333m from property sales.

The portion of customer savings invested in Danske Bank shares is subject to special accounting regulation: The return on customers' savings must be recognised in the income statement, whereas the return on share investments must be eliminated in the accounts. This elimination led to income of DKr65m in the first quarter of 2008, whereas the Group expensed DKr121m for the elimination in the first quarter of 2007.

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	Q1 2008	Q1 2007	Index 08/07	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Full year 2007
Net interest income	6,236	5,730	109	6,236	6,320	6,267	6,074	5,730	24,391
Net fee income	2,213	2,235	99	2,213	2,330	2,265	2,336	2,235	9,166
Net trading income	1,358	1,834	74	1,358	1,522	1,855	2,167	1,834	7,378
Other income	1,037	873	119	1,037	872	586	679	873	3,010
Net income from insurance business	-565	311	-	-565	180	269	358	311	1,118
Total income	10,279	10,983	94	10,279	11,224	11,242	11,614	10,983	45,063
Operating expenses	6,323	5,867	108	6,323	6,574	5,966	6,663	5,867	25,070
Profit before credit loss expenses	3,956	5,116	77	3,956	4,650	5,276	4,951	5,116	19,993
Credit loss expenses	542	-178	-	542	427	255	183	-178	687
Profit before tax	3,414	5,294	64	3,414	4,223	5,021	4,768	5,294	19,306
Tax	847	1,472	58	847	659	1,344	961	1,472	4,436
Net profit for the period	2,567	3,822	67	2,567	3,564	3,677	3,807	3,822	14,870
Attributable to minority interests	1	1	100	1	-3	34	25	1	57
BALANCE SHEET, END OF PERIOD (DKr m)									
Loans and advances	1,720,372	1,540,509	112	1,720,372	1,700,999	1,655,295	1,591,466	1,540,509	1,700,999
Repo loans	274,406	294,916	93	274,406	287,223	289,230	293,930	294,916	287,223
Trading portfolio assets	710,982	475,451	150	710,982	652,137	587,228	539,256	475,451	652,137
Investment securities	42,685	26,124	163	42,685	37,651	33,309	32,728	26,124	37,651
Assets under insurance contracts	186,912	195,069	96	186,912	190,223	192,893	194,564	195,069	190,223
Other assets	508,048	419,078	121	508,048	481,297	436,807	419,910	419,078	481,297
Total assets	3,443,405	2,951,147	117	3,443,405	3,349,530	3,194,762	3,071,854	2,951,147	3,349,530
Due to credit institutions and central banks	597,007	539,104	111	597,007	677,355	529,209	517,013	539,104	677,355
Deposits	871,144	680,007	128	871,144	798,274	796,808	762,356	680,007	798,274
Repo deposits	133,990	102,333	131	133,990	125,721	114,711	125,115	102,333	125,721
Issued Realkredit Danmark bonds	502,538	483,066	104	502,538	518,693	489,926	485,650	483,066	518,693
Other issued bonds	436,305	403,757	108	436,305	402,391	438,809	423,345	403,757	402,391
Trading portfolio liabilities	431,795	271,281	159	431,795	331,547	342,458	281,413	271,281	331,547
Liabilities under insurance contracts	211,669	215,313	98	211,669	213,419	215,448	213,966	215,313	213,419
Other liabilities	100,003	100,478	100	100,003	118,750	109,460	108,126	100,478	118,750
Subordinated debt	57,830	62,120	93	57,830	59,025	56,583	57,391	62,120	59,025
Shareholders' equity	101,124	93,688	108	101,124	104,355	101,350	97,479	93,688	104,355
Total liabilities and equity	3,443,405	2,951,147	117	3,443,405	3,349,530	3,194,762	3,071,854	2,951,147	3,349,530
RATIOS AND KEY FIGURES									
Net profit for the period per share, DKr	3.7	5.6		3.7	5.2	5.3	5.5	5.6	21.7
Diluted net profit for the period per share, DKr	3.7	5.6		3.7	5.2	5.3	5.5	5.6	21.6
Net profit for the period as % p.a. of average shareholders' equity	9.8	15.9		9.8	13.9	14.7	15.8	15.9	15.1
Cost/income ratio, %	61.5	53.4		61.5	58.6	53.1	57.4	53.4	55.6
Solvency ratio, %	13.6	10.1		13.6	9.3	9.3	9.7	10.1	9.3
Core (tier 1) capital ratio, %	9.5	6.6		9.5	6.4	6.6	6.7	6.6	6.4
Share price, end of period, DKr	174.3	259.5		174.3	199.8	212.3	226.0	259.5	199.8
Book value per share, DKr	147.5	136.7		147.5	152.7	148.3	142.5	136.7	152.7
Full-time-equivalent staff, end of period	23,719	23,650		23,719	23,632	23,670	23,535	23,650	23,632

Figures include the Sampo Bank group as of February 2007. As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD.

Income statement – Danske Bank Group

(DKr m)	Q1 2008	Q1 2007
Interest income	36,690	29,556
Interest expense	27,520	21,916
Net interest income	9,170	7,640
Fee income	3,147	2,942
Fee expenses	1,027	804
Net trading income	-2,287	1,818
Other income	1,284	1,439
Net premiums	4,757	4,255
Net insurance benefits	4,541	6,147
Income from associated undertakings	44	59
Profit on sale of associated and subsidiary undertakings	-	-
Staff costs and administrative expenses	5,737	5,274
Amortisation and depreciation	854	812
Credit loss expenses	542	-178
Profit before tax	3,414	5,294
Tax	847	1,472
Net profit for the period	2,567	3,822
Portion attributable to		
Shareholders of the Parent Company	2,566	3,821
Minority interests	1	1
Net profit for the period	2,567	3,822
Net profit for the period per share, DKr	3.70	5.60
Diluted net profit for the period per share, DKr	3.70	5.60

Balance sheet - Danske Bank Group

(DKr m)	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
ASSETS			
Cash in hand and demand deposits with central banks	35,807	13,861	17,594
Due from credit institutions and central banks	350,673	345,959	293,226
Trading portfolio assets	710,982	652,137	475,451
Financial investment securities	42,685	37,651	26,124
Assets held for sale	260	59	-
Loans and advances	1,354,902	1,360,413	1,227,700
Loans and advances at fair value	639,876	627,809	607,725
Assets under pooled schemes and unit-linked investment contracts	39,836	40,758	39,006
Assets under insurance contracts	186,912	190,223	195,069
Holdings in associated undertakings	1,118	1,128	1,114
Intangible assets	29,064	29,296	30,391
Investment property	5,360	4,904	3,831
Tangible assets	9,001	9,312	8,658
Current tax assets	1,118	690	211
Deferred tax assets	625	635	456
Other assets	35,186	34,695	24,591
Total assets	3,443,405	3,349,530	2,951,147
LIABILITIES			
Due to credit institutions and central banks	597,007	677,355	539,104
Trading portfolio liabilities	431,795	331,547	271,281
Liabilities held for sale	-	-	-
Deposits	1,005,134	923,995	782,340
Issued Realkredit Danmark bonds	502,538	518,693	483,066
Deposits under pooled schemes and unit-linked investment contracts	47,273	50,260	47,553
Liabilities under insurance contracts	211,669	213,419	215,313
Other issued bonds	436,305	402,391	403,757
Current tax liabilities	1,037	1,142	1,032
Deferred tax liabilities	3,395	3,397	3,325
Other liabilities	48,298	63,951	48,568
Subordinated debt	57,830	59,025	62,120
Total liabilities	3,342,281	3,245,175	2,857,459
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,988
Foreign currency translation reserve	-5	-30	4
Proposed dividends	-	5,940	-
Profit brought forward	94,108	91,325	86,645
Shareholders of the Parent Company	101,091	104,223	93,637
Minority interests	33	132	51
Total shareholders' equity	101,124	104,355	93,688
Total liabilities and equity	3,443,405	3,349,530	2,951,147

Statement of capital – Danske Bank Group

(DKr m)

Changes in shareholders' equity

	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2008	6,988	-30	5,940	91,325	104,223	132	104,355
Translation of foreign units	-	-686	-	-	-686	-	-686
Foreign unit hedges	-	711	-	-	711	-	711
Tax on entries on shareholders' equity	-	-	-	-74	-74	-	-74
Net gains not recognised in the income statement	-	25	-	-74	-49	-	-49
Net profit for the period	-	-	-	2,566	2,566	1	2,567
Total income	-	25	-	2,492	2,517	1	2,518
Dividends paid	-	-	-5,940	109	-5,831	-100	-5,931
Acquisition of own shares	-	-	-	-8,555	-8,555	-	-8,555
Sale of own shares	-	-	-	8,728	8,728	-	8,728
Share-based payment	-	-	-	9	9	-	9
Addition of minority interests	-	-	-	-	-	-	-
Shareholders' equity at March 31, 2008	6,988	-5	-	94,108	101,091	33	101,124
Shareholders' equity at January 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	-232	-	-	-232	-	-232
Foreign unit hedges	-	227	-	-	227	-	227
Tax on entries on shareholders' equity	-	-	-	-91	-91	-	-91
Net gains not recognised in the income statement	-	-5	-	-91	-96	-	-96
Net profit for the period	-	-	-	3,821	3,821	1	3,822
Total income	-	-5	-	3,730	3,725	1	3,726
Dividends paid	-	-	-5,416	100	-5,316	-	-5,316
Acquisition of own shares	-	-	-	-8,170	-8,170	-	-8,170
Sale of own shares	-	-	-	8,263	8,263	-	8,263
Share-based payment	-	-	-	9	9	-	9
Addition of minority interests	-	-	-	-	-	4	4
Shareholders' equity at March 31, 2007	6,988	4	-	86,645	93,637	51	93,688

Statement of capital - Danske Bank Group

(DKr m)	Mar. 31, 2008	Jan. 1, 2008	Dec. 31, 2007	Mar. 31, 2007
Solvency				
Shareholders' equity	101,124	104,355	104,355	93,688
Revaluation of domicile property	1,698	1,873	1,873	1,341
Pension obligations at fair value	549	381	381	333
Tax effect	-174	-101	-101	-92
Minority interests	3,017	3,017	3,017	3,010
Shareholders' equity according to the rules of the Danish FSA	106,214	109,525	109,525	98,280
Proposed dividends	-1,026	-5,940	-5,940	-1,529
Intangible assets of banking business	-29,175	-29,411	-29,411	-30,511
Deferred tax assets	-388	-499	-499	-364
Deferred tax on intangible assets	1,529	1,464	1,464	1,386
Revaluation of real property	-1,223	-1,602	-1,602	-988
Core (tier 1) capital, excl. hybrid core capital	75,931	73,537	73,537	66,274
Hybrid core capital	13,399	12,977	12,977	11,320
Difference between expected losses and impairment charges	-838	-906	-	-
Statutory deduction for insurance subsidiaries	-2,296	-2,230	-2,230	-2,108
Other statutory deductions	-19	-18	-18	-18
Core (tier 1) capital	86,177	83,360	84,266	75,468
Subordinated debt, excl. hybrid core capital	36,239	34,714	34,714	34,598
Hybrid core capital	2,289	3,477	3,477	6,061
Revaluation of real property	1,223	1,602	1,602	988
Difference between expected losses and impairment charges	-838	-906	-	-
Statutory deduction for insurance subsidiaries	-2,296	-2,230	-2,230	-2,108
Other statutory deductions	-19	-18	-18	-18
Capital base	122,775	119,999	121,811	114,989
Risk-weighted assets				
Credit risk, IRB approach	499,135	562,984		
Credit risk, standardised approach	230,279	218,400		
Counterparty risk	26,601	26,769		
Total credit risk	756,015	808,153	1,211,438	1,061,665
Market risk	71,451	72,648	101,468	75,778
Operational risk	76,551	73,682		
Total risk-weighted assets	904,017	954,483	1,312,906	1,137,443
Capital requirements				
Pillar I	72,321	76,359		
Pillar II and transition rules	24,452	18,170		
Total capital requirements	96,773	94,529	105,032	90,995
Core (tier 1) capital ratio, excl. hybrid core capital, %	8.40	7.70	5.60	5.64
Core (tier 1) capital ratio, %	9.53	8.73	6.42	6.63
Solvency ratio, %	13.58	12.57	9.28	10.11

As of 2008, the solvency and core capital ratios are calculated in accordance with the CRD. Solvency for 2007 is calculated in accordance with the rules of the Danish FSA in force at that time (Basel 1).

Cash flow statement – Danske Bank Group

(DKr m)	Q1 2008	Q1 2007
Cash flow from operations		
Net profit for the period	2,567	3,822
Adjustment for non-liquid items in the income statement	-4,980	-3,972
Cash flow from operating capital	17,398	54,057
Total	14,985	53,907
Cash flow from investing activities		
Acquisition/sale of business units	-	-19,502
Acquisition/sale of own shares	173	102
Acquisition of intangible assets	-296	-
Acquisition/sale of tangible assets	-355	-423
Total	-478	-19,823
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	-991	6,065
Dividends	-5,831	-5,316
Change in minority interests	-99	5
Total	-6,921	754
Cash and cash equivalents, beginning of period	338,327	264,610
Changes in cash and cash equivalents	7,586	23,568
Acquisition/sale of business units	-	11,270
Cash and cash equivalents, end of period	345,913	299,448

Notes – Danske Bank Group

Note	(DKr m)

1 **Significant accounting policies**

The Danske Bank Group's Interim report for the first quarter of 2008 has been prepared in accordance with IAS 34, Interim Financial Reporting, and additional Danish disclosure requirements for interim financial reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in the Annual Report 2007. The Annual Report 2007 provides a full description of the Group's significant accounting policies.

The interim report has not been reviewed or audited.

Change in financial highlights
The Other Areas business area previously covered capital costs, including costs for subordinated debt and long-term funding. Beginning in the first quarter of 2008, these costs are allocated to the relevant business areas of the Group. Moreover, income and costs relating to CDS transactions hedging the credit risk of a portfolio of mortgage loans are allocated to Danske Markets.

For the first quarter of 2008, this change raises net interest income by DKr58m and net fee income by DKr92m, but lowers net trading income by DKr150m. Comparative figures have been restated, with the following results: an increase in net interest income of DKr131m, an increase in net fee income of DKr378m and a decrease in net trading income of DKr509m for 2007.

Accordingly, Other Areas now comprises income and expenses relating to real property, Group support functions and the elimination of returns on own shares and bonds.

Change in segmentation
On January 1, 2008, the Group merged the presentation of its Mortgage Finance and Banking Activities Denmark business areas. In future, the presentation of the financial results of the Group's mortgage finance operations in Denmark will correspond to the presentation of results for such activities outside Denmark.

Standards and interpretations not yet in force
The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, first quarter of 2008**

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassification	Highlights
Interest income	25,144	24,220	460	1,948	-15,082	36,690		
Interest expense	18,932	22,789	402	497	-15,100	27,520		
Net interest income	6,212	1,431	58	1,451	18	9,170	-2,934	6,236
Net fee income	1,812	78	405	-171	-4	2,120	93	2,213
Net trading income	378	-586	14	-2,095	2	-2,287	3,645	1,358
Other income	624	1	-	293	366	1,284	-247	1,037
Net premiums	-	-	-	4,757	-	4,757	-4,757	-
Net insurance benefits	-	-	-	4,541	-	4,541	-4,541	-
Income from equity investments	-	-12	-7	9	54	44	-44	-
Net income from insurance business	-	-	-	-	-	-	-565	-565
Total income	9,026	912	470	-297	436	10,547	-268	10,279
Operating expenses	5,409	741	238	268	-65	6,591	-268	6,323
Credit loss expenses	540	-	2	-	-	542	-	542
Profit before tax	3,077	171	230	-565	501	3,414	-	3,414
Loans and advances, excl. reverse transactions	1,667,738	51,393	27,672	-	-26,431	1,720,372	-	1,720,372
Other assets	432,090	3,592,334	17,096	233,232	-2,551,719	1,723,033	-	1,723,033
Total assets	2,099,828	3,643,727	44,768	233,232	-2,578,150	3,443,405	-	3,443,405
Deposits, excl. repo deposits	615,395	228,510	11,211	-	16,028	871,144	-	871,144
Other liabilities	1,415,224	3,413,076	32,776	228,090	-2,618,029	2,471,137	-	2,471,137
Allocated capital	69,209	2,141	781	5,142	23,851	101,124	-	101,124
Total liabilities and equity	2,099,828	3,643,727	44,768	233,232	-2,578,150	3,443,405	-	3,443,405
Internal income	2,418	5,256	223	528	-8,425	-	-	-
Pre-tax profit as % p.a. of allocated capital (avg.)	17.8	31.9	117.9	-44.0	-	13.5	-	13.5
Cost/income ratio, %	59.9	81.3	50.6	-90.2	-	62.5	-	61.5
Full-time-equivalent staff (avg.)	14,362	900	546	951	6,976	23,735	-	23,735

In its financial highlights, the Group recognises profit contributed by Danske Markets as net trading income and profit contributed by Danica Pension as net income from insurance business. The Reclassification column aggregates profit contributions.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, first quarter of 2007**

(cont'd)

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Highlights
Interest income	20,851	18,735	323	1,587	-11,940	29,556		
Interest expense	15,137	18,388	279	90	-11,978	21,916		
Net interest income	5,714	347	44	1,497	38	7,640	-1,910	5,730
Net fee income	1,848	89	393	-186	-6	2,138	97	2,235
Net trading income	334	1,117	21	533	-187	1,818	16	1,834
Other income	615	4	1	566	253	1,439	-566	873
Net premiums	-	-	-	4,255	-	4,255	-4,255	-
Net insurance benefits	-	-	-	6,147	-	6,147	-6,147	-
Income from equity investments	1	43	-2	12	5	59	-59	-
Net income from insurance business	-	-	-	-	-	-	311	311
Total income	8,512	1,600	457	530	103	11,202	-219	10,983
Operating expenses	4,876	674	204	219	113	6,086	-219	5,867
Credit loss expenses	-182	5	-	-	-1	-178	-	-178
Profit before tax	3,818	921	253	311	-9	5,294	-	5,294
Loans and advances,								1,540,509
excl. reverse transactions	1,489,818	34,389	23,900	-	-7,598	1,540,509		
Other assets	330,452	3,030,597	14,137	234,893	-2,199,441	1,410,638		1,410,638
Total assets	1,820,270	3,064,986	38,037	234,893	-2,207,039	2,951,147		2,951,147
Deposits, excl. repo deposits	558,517	113,017	8,307	-	166	680,007		680,007
Other liabilities	1,201,179	2,948,407	29,043	229,961	-2,231,138	2,177,452		2,177,452
Allocated capital	60,574	3,562	687	4,932	23,933	93,688		93,688
Total liabilities and equity	1,820,270	3,064,986	38,037	234,893	-2,207,039	2,951,147		2,951,147
Internal income	3,240	5,964	227	449	-9,880	-		-
Pre-tax profit as % p.a. of allocated capital (avg.)	25.2	103.4	147.4	25.2	-	22.6		22.6
Cost/income ratio, %	57.3	42.1	44.6	41.3	-	54.3		53.4
Full-time-equivalent staff (avg.)	13,806	820	477	904	6,184	22,191		22,191

In its financial highlights, the Group recognises profit contributed by Danske Markets as net trading income and profit contributed by Danica Pension as net income from insurance business. The Reclassification column aggregates profit contributions.

Notes – Danske Bank Group

Note (DKr m)

3 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial needs of its customers. The Group also issues loan offers and other credit facilities, guarantees, etc., that are not recognised on the balance sheet.

	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Guarantees	113,506	109,242	80,616
Other liabilities	227,442	233,080	302,932
Total	340,948	342,322	383,548

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. The Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

4 **Highlights and ratios**

Highlights and ratios	Q1 2008	Q1 2007
Highlights		
Net interest and fee income	11,295	9,780
Value adjustments	-2,292	1,814
Staff costs and administrative expenses	5,717	5,267
Impairment charges for loans and advances, etc.	542	-179
Income from associated and subsidiary undertakings	44	59
Net profit for the period	2,567	3,822
Loans and advances	1,994,778	1,835,425
Shareholders' equity	101,124	93,688
Total assets	3,443,405	2,951,147
Ratios		
Solvency ratio, %	13.6	10.1
Core (tier 1) capital ratio, %	9.5	6.6
Return on equity before tax, %	3.3	5.6
Return on equity after tax, %	2.4	4.1
Cost/income ratio, DKr	1.53	2.02
Interest rate risk, %	2.3	2.0
Foreign exchange position, %	2.2	2.0
Loans, advances and impairment charges as % of deposits	198.5	234.6
Gearing of loans and advances, %	18.9	18.7
Growth in loans and advances, %	0.4	10.8
Excess cover relative to the statutory liquidity requirement, %	88.0	109.9
Total amount of large exposures, %	175.9	231.4
Impairment ratio, %	0.0	0.0
Earnings per share, DKr	3.7	5.6
Book value per share, DKr	147.5	136.7
Proposed dividend per share, DKr	8.50	7.75
Share price/earnings per share, DKr	47.1	46.3
Share price/book value per share, DKr	1.18	1.90

The ratios are defined in the executive order on financial reports of credit institutions, etc., issued by the Danish FSA.

Statement by the management

The Board of Directors and the Executive Board (the management) have reviewed and approved Danske Bank A/S's Interim report for the first quarter of 2008.

The Interim report for the first quarter of 2008 has been prepared in accordance with IAS 34, Interim Financial Reporting, and additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities and financial position at March 31, 2008, and of the results of the Group's operations and cash flows for the period starting on January 1, 2008, and ending on March 31, 2008. Moreover, in our opinion, the interim report gives a true and fair view of developments in the Group's activities and financial position and describes significant risk and uncertainty factors that may affect the Group.

Copenhagen, April 29, 2008

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen
Chief Financial Officer

Sven Lystbæk
Senior Executive Vice President

Per Skovhus
Senior Executive Vice President

Board of Directors

Alf Duch-Pedersen
Chairman

Eivind Kolding
Vice Chairman

Henning Christophersen

Peter Højland

Mats Jansson

Niels Chr. Nielsen

Sten Scheibye

Majken Schultz

Claus Vastrup

Birgit Aagaard-Svendsen

Helle Brøndum

Charlotte Hoffmann

Per Alling Toubro

Verner Usbeck

Solveig Ørteby

Supplementary information

Conference call

Danske Bank will hold a conference call on April 29, 2008, upon the presentation of its interim report for the first quarter of 2008. The conference call is scheduled for 2.30pm CET and will be transmitted live at www.danskebank.com/ir.

Financial calendar

Danske Bank plans to release its financial reports in 2008 on the following dates:

- Interim report for the first half of 2008: August 7, 2008
- Interim report for the first nine months of 2008: October 28, 2008

Contacts

Peter Straarup
Chairman of the Executive Board
Tel. +45 45 14 60 01

Tonny Thierry Andersen
Chief Financial Officer
Tel. +45 45 14 07 07

Martin Gottlob
Head of Investor Relations
Tel. +45 45 14 07 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR-nr. 61 12 62 28

Useful links

www.danskebank.com/ir
www.sampobank.com
www.danskebank.se
www.fokus.no
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danskecapital.com
www.danicapension.dk

View Danske Bank's interactive accounts at:
www.danskebank.com/financialresultsQ108

END